Exhibit 99.1

Unless otherwise indicated or unless the context otherwise requires, “we,” “us,” “our company,” “the Group,” “our group,” “our” or “Opera” refers to Opera Limited and its subsidiaries, an exempt company incorporated under the laws of the Cayman Islands with limited liability that is the holding company of our group.

Summary Consolidated Financial and Operating Data

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations data for the period from January 1, 2016 to November 3, 2016 (the “Predecessor”) and from inception of Kunhoo Software LLC, to which Opera Limited become successor-in-interest, on July 26, 2016 to December 31, 2016 and for the years ended December 31, 2017 and 2018, and summary consolidated statements of financial position data as of December 31, 2016, 2017 and 2018 (the “Successor”) have been derived from our audited financial statements incorporated by reference in this prospectus from our annual report on Form 20-F for the year ended December 31, 2018, or 2018 Annual Report. The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS. The consolidated statement of operations data for the six month periods ended June 30, 2018 and 2019, and summary consolidated statement of financial position data as of June 30, 2019 have been derived from our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus supplement. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

Our historical results are not necessarily indicative of results expected for future periods. You should read this “Summary Consolidated Financial Data and Operating Data” section together with our audited consolidated financial statements and the related notes and our unaudited condensed interim consolidated financial statements and the “Item 5. Operating and Financial Review and Prospects” section included in our 2018 Annual Report.

The following tables also set forth the summary pro forma consolidated statement of operations for the year ended December 31, 2016 which reflects the effect of the acquisition of Opera Software AS and its subsidiaries and the Consumer Business on November 3, 2016, by Kunhoo Software LLC and its subsidiaries, or the Group, as if such transaction had occurred on January 1, 2016. Prior to the acquisition, the Group had no operations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Unaudited Pro Forma Consolidated Financial Information” in our 2018 Annual Report for more information. The pro forma adjustments are based upon currently available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The pro forma financial information does not necessarily represent, what our actual consolidated results of operations would have been had the transactions occurred on the dates indicated, nor are they necessarily indicative of results that may be expected for any future period.

Summary Consolidated Statement of Operations

	2016			Successor Group for the year ended December 31,		Successor Group for the six months ended June 30,
	Predecessor for the period from January 1, 2016 to November 3, 2016	Successor Group since inception on July 26, 2016 to December 31, 2016	Unaudited pro forma consolidated Group for the year ended December 31, 2016(1)	2017	2018(3)	2018	2019
		(US$ in thousands, except for percentages)

Revenue	88,518	18,767	107,285	128,893	172,276	79,274	111,568
Other income	—	—	—	5,460	—	—	—

Operating expenses:
Cost of revenue	(638)	(469)	(1,107)	(1,303)	(13,316)	(2,079)	(17,883)
Personnel expenses including share-based remuneration	(35,493)	(5,972)	(41,465)	(44,315)	(40,968)	(20,466)	(26,685)
Marketing and distribution expenses	—	—	—	—	—	(15,176)	(35,770)
Credit loss expense	—	—	—	—	—	329	(7,633)
Depreciation and amortization	(9,586)	(3,082)	(16,712)	(16,604)	(12,694)	(6,766)	(8,423)
Other expenses	(42,486)	(19,032)	(55,418)	(58,652)	(59,997)	(14,871)	(13,990)
Restructuring costs	(3,911)	—	(3,911)	(3,240)	—	—	—
Total operating expenses	(92,113)	(28,555)	(118,613)	(124,114)	(126,975)	(59.029)	(110,303)
Operating profit (loss)	(3,595)	(9,788)	(11,328)	10,239	45,301	20,245	1,265

Share of net income (loss) of associates and joint ventures	(2,664)	(237)	(2,901)	(1,670)	(3,248)	(1,624)	2,957

Net finance income (expense):
Finance income	—	37	37	1,054	1,637	198	3,359
Finance expense	(1,378)	(24)	(1,402)	(238)	(1,695)	(77)	(326)
Net foreign exchange gain (loss)	(1,212)	212	(1,000)	(1,881)	(354)	112	(154)
Net finance income (loss)	(2,590)	225	(2,365)	(1,065)	(412)	233	2,879
Net income (loss) before income taxes	(8,849)	(9,800)	(16,594)	7,504	41,641	18,854	7,100
Income tax (expense) benefit	743	2,096	3,850	(1,440)	(6,481)	(4,824)	703
Net income (loss)	(8,106)	(7,704)	(12,744)	6,064	35,160	14,030	7,803

Basic and diluted income (loss) per share
Basic, US$	(0.04)	(0.04)	(0.07)	0.03	0.17	0.07	0.04
Diluted, US$	(0.04)	(0.04)	(0.07)	0.03	0.17	0.07	0.04

Basic and diluted income (loss) per ADS
Basic, US$	(0.09)	(0.08)	(0.13)	0.06	0.34	0.15	0.07
Diluted, US$	(0.09)	(0.08)	(0.13)	0.06	0.34	0.14	0.07

Non-IFRS Financial Measures
Adjusted EBITDA (2)	10,816	(6,706)	10,210	34,119	65,794	31,788	12,657
Adjusted net income (loss) (2)	(7,229)	(8,264)	(9,226)	17,796	46,136	20,653	12,609

(1)	Including pro form adjustments. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Unaudited Pro Forma Consolidated Financial Information” in our 2018 Annual Report.

(2)

To see how we define and calculate adjusted EBITDA and adjusted net income (loss), a reconciliation between adjusted EBITDA and net income (loss), and adjusted net income (loss) and net income (loss) (for each, the most directly comparable IFRS financial measures) and a discussion about the limitations of non-IFRS financial measures, see “—Non-IFRS Financial Measures.”

(3)

Effective January 1, 2018, the Group adopted IFRS 9 and IFRS 15. The impact of adopting these standards is described in Note 3 to our consolidated financial statements included in our 2018 Annual Report.

Summary Consolidated Statement of Financial Position

	As of December 31,			As of June
	2016	2017	2018	30, 2019
	(US$ in thousands)
Selected Consolidated Statement of Financial Position Data:
Total non-current assets	561,511	561,989	587,213	610,140
Intangible assets	124,536	118,620	115,444	113,507
Investments in associates and joint ventures	1,043	5,517	35,060	44,290
Total current assets	78,967	74,311	238,090	242,194
Cash and cash equivalents	34,181	33,207	177,873	134,155
Total assets	640,479	636,300	825,303	852,333
Total equity	568,197	583,503	775,460	779,642
Total non-current liabilities	19,010	15,947	15,841	24,006
Total current liabilities	53,272	36,850	34,002	48,685
Total liabilities	72,282	52,797	49,843	72,691
Total equity and liabilities	640,479	636,300	825,303	852,333

Non-IFRS Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use adjusted EBITDA and adjusted net income (loss), both non-IFRS financial measures, as described below, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), total net financial loss (income), share of net loss (income) of associates and joint ventures, restructuring costs, depreciation and amortization, share-based remuneration and expensed costs related to our recent initial public offering, less other income. We define adjusted net income (loss) as net income (loss) excluding share-based remuneration, amortization cost related to acquired intangible assets, and expensed costs related to our recent initial public offering, adjusted for the associated tax benefit related to such items. We believe that adjusted EBITDA and adjusted net income (loss) provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS.

The following table presents reconciliations of adjusted EBITDA and adjusted net income (loss) to net income (loss), the most directly comparable IFRS financial measures, for the periods indicated.

	2016
	Predecessor for the period	Successor Group from	Unaudited pro forma consolidated	Successor Group for the year ended December 31,		Successor Group for the six months ended June 30,
	from January 1, 2016 to November 3, 2016	inception on July 26, 2016 to December 31, 2016	Group for the year ended December 31, 2016 (1)	2017	2018(5)	2018	2019
	(US$ in thousands)
Reconciliation of net income (loss) to adjusted EBITDA:
Net income (loss)	(8,106)	(7,704)	(12,744)	6,064	35,160	14,030	7,803
Add: Income tax expense (benefit)	(743)	(2,096)	(3,850)	1,440	6,481	4,824	(703)
Add: Total net financial loss (income)	2,590	(225)	2,365	1,065	412	(233)	(2,879)
Add: Share of net loss (income) of associates and joint ventures	2,664	237	2,901	1,670	3,248	1,624	(2,957)
Add: Restructuring costs (2)	3,911	—	3,911	3,240	—	—	—
Add: Depreciation and amortization	9,586	3,082	16,712	16,604	12,694	6,766	8,423
Add: Share-based remuneration	914	—	914	9,496	4,846	2,667	2,970
Add: Expensed IPO related costs					2,952	2,110	—
Less: Other income (3)	—	—	—	(5,460)	—	—	—
Adjusted EBITDA	10,816	(6,706)	10,210	34,119	65,794	31,788	12,657
Reconciliation of net income (loss) to adjusted net income
Net income (loss)	(8,106)	(7,704)	(12,744)	6,064	35,160	14,030	7,803
Add: Share-based remuneration	914	—	914	9,496	4,846	2,667	2,970
Add: Opera acquisition amortization	—	853	5,120	5,120	5,120	2,560	2,560
Add: Expensed IPO related costs	—	—	—	—	2,952	2,110	-
Income tax adjustment (4)	(37)	(1,413)	(2,516)	(2,884)	(1,943)	(713)	(724)
Adjusted net income (loss)	(7,229)	(8,264)	(9,226)	17,796	46,136	20,653	12,609

(1)	Including pro form adjustments. See “——Unaudited Pro Forma Consolidated Financial Information” in our 2018 Annual Report.
(2)

Restructuring costs in 2016 and 2017 mainly consist of severance payments to former employees and reductions of office space, with certain associated legal fees. Such costs are not recurring in nature.

(3)	Other income in 2017 was related to a sale of intellectual property and related costs, and not related to our ordinary business activities.
(4)

Reversal of the income tax benefit related to the social security cost component of share-based remuneration, deferred taxes on the amortization of acquired intangible assets and expensed IPO related costs.

(5)

Effective January 1, 2018, the Group adopted IFRS 9 and IFRS 15. The impact of adopting these standards is described in Note 3 to our consolidated financial statements included in our 2018 Annual Report.

Management’s Discussion & Analysis of Financial Condition and Results of Operation

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total revenue. The summary consolidated results of operations for the six months ended June 30, 2018 and 2019 have been derived from our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus supplement. This information should be read together with the financial statements and related notes. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Six months ended June 30,
	2018		2019
	US$	%	US$	%
	(US$ in thousands, except for share, per share, per ADS and percentages)
Revenue
Search	39,985	50.4	41,987	37.6
Advertising	26,634	33.6	30,300	27.2
Fintech	-	-	16,608	14.9
Retail	-	-	14,465	13.0
Technology licensing and other revenue	12,655	16.0	8,208	7.4
Total revenue	79,274	100.0	111,568	100.0

Operating expenses
Cost of revenue	(2,079)	(2.6)	(17,883)	(16.0)
Personnel expenses including share-based remuneration	(20,466)	(25.8)	(26,685)	(23.9)
Marketing and distribution expenses	(15,176)	(19.1)	(35,770)	(32.1)
Credit loss expense	329	0.4	(7,633)	(6.8)
Depreciation and amortization	(6,766)	(8.5)	(8,423)	(7.5)
Other expenses	(14,871)	(18.8)	(13,909)	(12.5)
Total operating expenses	(59,029)	(74.5)	(110,303)	(98.9)

Operating profit (loss)	20,245	25.5	1,265	1.1

Share of net income (loss) of associates and joint ventures	(1,624)	(2.0)	2,957	2.7

Net finance income (expense)
Finance income	198	0.2	3,359	3.0
Finance expense	(77)	(0.1)	(326)	(0.3)
Net foreign exchange gain (loss)	112	0.1	(154)	(0.1)
Net finance income (loss)	233	0.3	2,879	2.6

Net income (loss) before income taxes	18,854	23.8	7,100	6.4
Income tax (expense) benefit	(4,824)	(6.1)	703	0.6
Net income (loss)	14,030	17.7	7,803	7.0

Net income (loss) attributable to
Equity holders of the parent	14,030	17.7	7,803	7.0
Non-controlling interests	-	-	-	-
Total net income (loss) attributed	14,030	17.7	7,803	7.0

Weighted average number of ordinary shares outstanding
Basic, millions	190.25		219.68
Diluted, millions	195.98		224.31

Net income (loss) per ordinary share
Basic, US$	0.07		0.04
Diluted, US$	0.07		0.04

Net income (loss) per ADS
Basic, US$	0.15		0.07
Diluted, US$	0.14		0.07

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

Revenue increased to US$111.6 million in the six months ended June 30, 2019 from US$79.3 million in the same period in 2018, representing an increase of 40.7%.

•

Search revenue increased to US$42.0 million in first half of 2019, from US$40.0 million in the same period in 2018, representing an increase of 5.0% primarily due to search optimization and PC browser growth.

•

Advertising revenue increased to US$30.3 million from US$26.6 million in the same period in 2018, representing an increase of 13.8%, primarily due to growth in both smartphone and desktop users, and benefiting from direct advertiser campaigns, including following the launch of Opera Ads.

•

Fintech revenue was US$16.6 million, with no comparable revenue during the first half of 2018. Revenue was generated from our microfinance business, mainly in Kenya as well as from the mid-period launch in India.

•	Retail revenue was US$14.5 million, with no comparable revenue during the first half of 2018. This revenue came from our airtime, data and handsets sales.

•

Technology licensing and other revenue was US$8.2 million, compared to US$12.7 million during the first half of 2018, representing a decrease of 35.1%. We expect this revenue category will continue to decline over time as we focus our business on more scalable revenue streams.

Operating expenses increased to US$110.3 million in the six months ended June 30, 2019 from US$59.0 million in the same period in 2018, representing an increase of 86.9%.

•

Cost of revenue was US$17.9 million in the first half of 2019, compared to US$2.1 million in the first half of 2018. Within this total, US$14.4 million related to our retail business, US$2.3 million related to microfinance and US$1.2 million related to our browsers and Opera News.

•

Personnel expenses, including share-based remuneration, were US$26.7 million, a 30.4% increase versus US$20.5 million during the same period in 2018. This expense consists of cash-based compensation expenses of US$23.7 million, a 33.2% increase, driven primarily by increased headcount related to investee support, Opera News, Opera Ads, microfinance and other growth initiatives, and US$3.0 million of share-based remuneration expense.

•

Marketing and distribution expenses were US$35.8 million, an increase of 135.7% versus US$15.2 million during the same period in 2018, following our previously announced efforts to further invest in accelerating our growth in 2019. Browsers and Opera News represented 97.5% of the total, or US$34.9 million, whereas the remaining US$0.9 million related to the promotion of our microfinance services.

•

Credit loss expense was US$7.6 million in the first half of 2019, of which US$7.1 million related to our microfinance business and US$0.5 million related to our browsers and Opera News. This compares to a gain of US$0.3 million from provision reversals in the first half of 2018, solely related to our browsers and Opera News.

•

Depreciation and amortization expenses were US$8.4 million, representing a 24.5% increase from US$6.8 million in the first half of 2018. The increase is largely the result of the adoption of IFRS 16 on January 1, 2019.

•	Other expenses were US$13.9 million, a 6.5% decrease compared to US$14.9 million the first half of 2018.

Operating profit was US$1.3 million in the six months ended June 30, 2019, representing an operating margin of 1.1%, compared to US$20.3 million and a 25.5% margin. The decline was largely due to the increased investment in marketing and distribution activities in the period and increased headcount associated with our growth initiatives.

Share of net income of associates and joint ventures amounted to US$3.0 million in the six months ended June 30, 2019, including a non-cash gain related to the fair value of our preferred shares in OPay, following the increased valuation in connection with a round of funding that took place in the period.

Income tax benefit was US$0.7 million in the six months ended June 30, 2019, compared to an expense of US$4.8 million in the first half of 2018. The reduced tax cost is mainly driven by the lower operating profit in the first half of 2019 compared to the same period in 2018.

Net income was US$7.8 million in the six months ended June 30, 2019, compared to US$14.0 million in the first half of 2018.

Net income per ADS was US$0.07 in the six months ended June 30, 2019, and US$0.07 on a diluted basis. In the period, the average number of shares outstanding was 219.7 million, corresponding to 109.8 million ADSs.

Adjusted EBITDA was US$12.7 million in the six months ended June 30, 2019, representing an 11.3% adjusted EBITDA margin, compared to US$31.8 million and 40.1% in the first half of 2018. Adjusted EBITDA excludes share-based remuneration and expensed costs related to our 2018 initial public offering. See "Summary Consolidated Financial and Operating Data--Non-IFRS Financial Measures."

Adjusted Net Income was US$12.6 million in the six months ended June 30, 2019, representing a 11.3% adjusted net margin compared to US$20.7 million and 26.1% in the first half of 2018. Adjusted net income excludes share-based remuneration, amortization of intangible assets related to acquisitions (all of which relates to the Opera privatization in 2016), and expensed costs related to our 2018 initial public offering. Adjusted net income further includes partially offsetting reversals of the tax impacts of the foregoing adjustments. See "Summary Consolidated Financial and Operating Data--Non-IFRS Financial Measures."

Contribution Margin by Segment

Our operating segments are based on our main categories of products and services, namely Browser and News, Fintech, Retail and Other. The following table presents contribution for these segments, which represents revenue from the segment, less the sum of (i) cost of revenue, (ii) marketing and distribution expense and (iii) credit loss expense attributed to that segment, as wells as each item expressed as a percentage of the segment revenue during the periods indicated. Because contributions from both the Fintech and Retail segments were immaterial during 2017 and 2018, we have not provided revisions reflecting these operating segments to the financial information for those historical periods.

	Six months ended June 30,
	2018		2019
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Browser and News
Revenue	66,619	100.0	72,287	100.0
Cost of revenue	(2,079)	(3.1)	(1,213)	(1.7)
Marketing and distribution expenses	(15,176)	(22.8)	(34,899)	(48.3)
Credit loss expense	329	0.5	(545)	(0.8)
Contribution	49,693	74.6	35,630	49.3

Browser and News contributed US$35.6 in the six months ended June 30, 2019, corresponding to 49.3% of revenue and comparing to US$49.7 million or 74.6% of revenue in the same period in 2018. While the segment revenue increased by US$5.7 million, this was offset by the effect of our strategic investments in additional marketing and distribution (increasing by US$19.7 million).

	Six months ended June 30,
	2018		2019
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Fintech
Revenue	-	-	16,608	100.0
Cost of revenue	-	-	(2.261)	(13.6)
Marketing and distribution expenses	-	-	(871)	(5.2)
Credit loss expense	-	-	(7,088)	(42.7)
Contribution	-	-	6,388	38.5

Fintech contributed US$6.4 million in the six months ended June 30, 2019, or 38.5% of revenue. This business did not exist in the comparable 2018 period.

	Six months ended June 30,
	2018		2019
	US$	%	US$	%
	(US$ in thousands, except for percentages)
Retail
Revenue	-	-	14,465	100.0
Cost of revenue	-	-	(14.409)	(99.6)
Marketing and distribution expenses	-	-	-	-
Credit loss expense	-	-	-	-
Contribution	-	-	56	0.4

Retail contributed US$56 thousand in the six months ended June 30, 2019, or 0.4% of revenue. We expect to continue operating this segment near break-even contribution prior to potentially exploring a wider retail opportunity. This business did not exist in the comparable 2018 period.

	US$	%	US$	%
	(US$ in thousands, except for percentages)
Other
Revenue	12,655	100.0	8,208	100.0
Cost of revenue	-	-	-	-
Marketing and distribution expenses	-	-	-	-
Credit loss expense	-	-	-	-
Contribution	12,655	100.0	8,208	100.0

The Other segment, which includes licensing of our proprietary technology, including related maintenance, support and hosting services, professional services, and customized browser configurations to mobile operators, contributed US$8.2 million in the six months ended June 30, 2019, or 100% of revenue, comparing to US$12.7 million or 100% of revenue in the same period in 2018.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	Six months ended June 30,
	2018	2019
	(US$ in thousands)
Net income (loss) before income taxes	18,854	7,100
Income taxes paid	(1,877)	(617)
Depreciation and amortization	6,766	8,423
Share of net loss (income) of associates and joint ventures	1,624	(2,957)
Share-based payment expense	2,916	2,238
Net finance (income) expense	(233)	(2,879)
Change in trade and other receivables	(9,467)	(3,365)
Change in loans to customers	(164)	(19,163)
Change in trade and other payables	(242)	14,217
Change in deferred revenue	711	(714)
Change in prepayments	(874)	(9,662)
Change in other liabilities	(1,470)	(2,135)
Other	(1,650)	2,594
Net cash flow from (used in) operating activities	14,893	(6,920)

Cash flow from investment activities
Purchase of equipment	(2,023)	(4,565)
Release of escrow account	2,508	—
Receipt of contingent consideration	2,945	—
Disbursement of short-term loans	(1,203)	—
Investment in, and loans to associates and joint ventures	(1,398)	(6,758)
Net proceeds from sale and purchase of listed equity instruments	—	(14,049)
Development expenditure	(2,116)	(2,111)
Net cash flow from (used in) investment activities	(1,287)	(27,483)

Cash flow from financing activities
Acquisition of treasury shares	—	(5,780)
Repayment of loans and borrowings	(974)	(900)
Payment of lease liabilities	(1,372)	(2,485)
Net cash flow from (used in) financing activities	(2,346)	(9,165)

Net change in cash and cash equivalents	11,260	(43,568)

Cash and cash equivalents at beginning of period	33,207	177,873
Net foreign exchange difference	(474)	(149)
Cash and cash equivalents at end of period	43,993	134,155

Operating Activities

Net cash used in operating activities was a US$6.9 million in the first half of 2019, compared to cash from operating activities of US$14.9 million in the first half of 2018. The net cash used in operating activities in the first half of 2019 was primarily due to an increase in loans to customers of US$19.2 million following the rapid growth of our microfinance business, as well as a change in prepayments of US$9.7 million following an agreement in which one of our distribution partners has accepted the financial risks related to the retention of acquired new users. These effects were partially offset by a change in trade and other payables of US$14.2 million in the first half of 2019 relating to our increased investment in marketing and distribution in the six months ended June 30, 2019.

Investing Activities

Net cash used in investing activities was US$27.5 million in the first half of 2019 compared to US$1.3 million in the first half of 2018. This included purchases of listed equity instruments of US$14.0 million, as well as investments in, and loans to joint ventures of US$6.8 million, which included a US$4.6 million cash impact resulting from our participation in OPay’s latest funding round (the remainder of the US$12.1 million investment was a conversion of loan to equity). Net cash used in investing activities also included US$4.6 million in purchase of equipment, predominantly servers supporting our suite of products, and US$2.1 million in capitalized development cost.

Financing Activities

Net cash used in financing activities was US$9.2 million in the first half of 2019, compared to US$2.3 million in the first half of 2018 which was attributable to the acquisition of treasury shares of US$5.8 million, as well as lease payments and the repayment of loans and borrowings relating to our hosting infrastructure totaling of US$3.4 million.